UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                        (Amendment No. 1-Final Amendment)

                             THE GRAND UNION COMPANY

                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share

                         (Title of Class of Securities)

                                    386532402

                                 (CUSIP Number)

                               James Petrie, Esq.
                                     UBS AG
               299 Park Avenue, New York, NY 10171 (212) 821-3000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               Page 1 of 4 Pages


                                  SCHEDULE 13D


CUSIP No. 386532402


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)

                  UBS AG


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                (b) /X/


3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

                  N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  N/A


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland



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                               Page 2 of 4 Pages


                                      7.        SOLE VOTING POWER

              NUMBER OF                         2,436,564
                SHARES
             BENEFICIALLY             8.        SHARED VOTING POWER
               OWNED BY
                 EACH                           None
              REPORTING
             PERSON WITH              9.        SOLE DISPOSITIVE POWER

                                                2,436,564

                                      10.       SHARED DISPOSITIVE POWER

                                                None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,436,564

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.12%

14.      TYPE OF REPORTING PERSON*
         HC CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







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                               Page 3 of 4 Pages


     This is Amendment No. 1 (Final Amendment) to a Statement on Schedule 13D with respect to the common stock (the "Common Stock") of The Grand Union Company (the "Company") filed by UBS AG ("UBS" or the "Reporting Person") on December 13, 1999. Capitalized terms used here without definition shall have the meanings ascribed to them in the Schedule 13D.


Item 4. Purpose of Transaction


     On December 17, 1999, the Company announced that its Board of Directors voted to expand the Board from eleven to fifteen members and elected four individuals to fill the new positions. Named as Directors were: Neil A. Augustine, Managing Director of Morgens, Waterfall, Vintiadis & Company, Inc., New York; Michael Embler, Vice President of Long Drive Management Trust, New York; Steve Peck, a private investor and Chariman of the Board of Mt. Sinai Medical Center, New York; and Herbert E. Seif, a Managing Director of UBS.

     UBS has determined to withdraw its solicitation of consents from a limited number of stockholders of the Company to the actions discussed in the Schedule 13D, and to revoke the consent it previously delivered to the Company.





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                                Page 4 of 4 Pages

                                   SIGNATURES


     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Amendment No. 1 to Schedule 13D is true, complete and correct.

                                UBS AG


                                By:  /s/ Richard Capone
                                     -----------------------------
                                     Name:  Richard Capone
                                     Title: Managing Director


                                By:  /s/ Herbert E. Seif
                                     -----------------------------
                                     Name:  Herbert E. Seif
                                     Title: Managing Director


Dated:  December 22, 1999